Exhibit 99.2

NUTRIEN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS AT AND FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2023

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of August 2, 2023. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its Audit Committee, composed entirely of independent directors. The Audit Committee reviews and, prior to its publication, approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our annual report dated February 16, 2023 (“2022 Annual Report”), which includes our annual audited consolidated financial statements and MD&A, and our annual information form dated February 16, 2023, each for the year ended December 31, 2022, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. No update is provided to the disclosure in our 2022 annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

This MD&A is based on and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2023 (“interim financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”, unless otherwise noted. This MD&A contains certain non-IFRS financial measures and ratios and forward-looking statements, which are described in the “Non-IFRS Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook and Guidance

Agriculture and Retail

•

Weather and geopolitical challenges are contributing to tight global grain and oilseed supply and providing support for prices. The US Midwest has experienced some of the driest conditions on record this growing season, which has reduced expected yield potential to below trend. Crop production and export volumes from Ukraine continue to be negatively impacted by the war, with Russia’s cancelation of the Black Sea grain deal creating additional supply uncertainty.

•

Crop prices have been volatile, but remain historically high, with new crop corn, wheat, and soybean prices 15 to 20 percent above the ten-year average. Fertilizer affordability has improved significantly compared to the previous year due to the continued strength in crop prices and reduction in fertilizer prices.

•

Dry conditions in North America have impacted in-season nitrogen and crop protection applications. Crop development is currently tracking ahead of schedule, which could support an extended fall application window for crop inputs.

•

Brazilian grain and oilseed prices were pressured by the record crop size and limitations in logistics and export capacity. However, the demand for Brazilian soybeans is expected to remain robust and higher international prices are expected to support a two to three percent increase in planted acreage. We believe Brazilian growers have purchased a lower-than-normal proportion of inputs for this time of year, which should support strong demand leading into their spring planting season that starts in September.

•	Australian crop production has benefitted from timely precipitation and has been supportive of crop input demand.

Crop Nutrient Markets

•

Global potash prices weakened through the second quarter of 2023, driven by continued destocking in offshore markets and the uncertainty created by the delay in the Chinese potash contract. We have seen stronger engagement in offshore spot markets, led by Brazil, following the settlement of the Chinese potash contract in June 2023. We believe channel inventories in North America ended the first half at multi-year lows and are seeing strong demand in the third quarter.

•

We project potash exports from Russia to be down 3.0 to 4.0 million tonnes and from Belarus down 4.0 to 5.0 million tonnes compared to 2021 levels. We expect Canadian potash exports will be constrained by logistical challenges primarily due to the strike at the Port of Vancouver and as a result, we have lowered our projected global shipment range for 2023 to between 63 and 65 million tonnes.

•

Global urea and nitrate prices have strengthened in the third quarter of 2023 driven by increased demand and supply constraints, including plant turnarounds and reduced Egyptian gas supplies. Ammonia prices have been impacted by lower-than-expected European natural gas prices, weak downstream industrial demand, and reduced imports by phosphate producers. However, we expect ammonia markets to strengthen during the balance of the year due to low global inventories, continued supply constraints, and higher values for other nitrogen products.

•

Dry phosphate prices declined throughout the second quarter of 2023, but channel inventories were low to end the North American spring season and demand has strengthened in the second half. Sulfur prices remain historically low compared to finished phosphate prices, which in combination with lower ammonia prices has offset a portion of the price declines.

Financial Guidance

•

Based on market factors detailed above, we are revising full-year 2023 adjusted EBITDA guidance[1] to $5.5 to $6.7 billion and full-year 2023 adjusted net earnings guidance[1] to $3.85 to $5.60 per share. We now project cash provided by operations of $4.4 to $4.9 billion, which reflects expectations of lower earnings.

•	Retail adjusted EBITDA guidance was lowered primarily to reflect incremental pressure on crop input margins in South America and the impact of dry conditions in North America.

•

Potash adjusted EBITDA guidance was lowered due to decreased global potash prices and lower offshore sales volumes, which are impacted by logistical challenges created by the strike at the port of Vancouver and an outage at Canpotex’s Portland terminal.

•	Nitrogen adjusted EBITDA guidance was revised primarily to reflect lower forecasted ammonia benchmark prices, partially offset by the expectation for lower natural gas prices.

•	Effective tax rate on adjusted earnings guidance was increased mainly due to the second quarter impacts of the impairments.

All guidance numbers, including those noted above are outlined in the table below. Refer to page 56 of Nutrien’s 2022 Annual Report for related assumptions and sensitivities, except as set forth below.

	Guidance Ranges [1] as of
	August 2, 2023		May 10, 2023

(billions of US dollars, except as otherwise noted)	Low	High	Low	High

Adjusted net earnings per share (in US dollars) [2,3]	3.85	5.60	5.50	7.50

Adjusted EBITDA [2]	5.5	6.7	6.5	8.0

Retail adjusted EBITDA	1.45	1.60	1.60	1.75

Potash adjusted EBITDA	2.00	2.50	2.65	3.35

Nitrogen adjusted EBITDA	1.80	2.30	1.95	2.55

Phosphate adjusted EBITDA (in millions of US dollars)	500	600	550	700

Potash sales tonnes (millions) [4]	12.6	13.2	13.5	14.3

Nitrogen sales tonnes (millions) [4]	10.8	11.2	10.8	11.4

Depreciation and amortization	2.1	2.2	2.1	2.2

Effective tax rate on adjusted earnings (%)	25.5	26.0	23.5	24.0

  1  See the “Forward-Looking Statements” section.

  2  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

  3  Assumes 497 million shares outstanding for August 2, 2023 adjusted net EPS guidance.

  4  Manufactured product only. Nitrogen sales tonnes includes ESN® products.

  1.  These (and any related guidance, if applicable) are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section for further information.

Consolidated Results

	Three Months Ended June 30			Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2023	2022	% Change	2023	2022	% Change
Sales	11,654	14,506	(20)	17,761	22,163	(20)
Freight, transportation and distribution	252	221	14	451	424	6
Cost of goods sold	8,236	8,286	(1)	12,231	12,483	(2)
Gross margin	3,166	5,999	(47)	5,079	9,256	(45)
Expenses	2,038	1,054	93	3,012	2,312	30
Net earnings	448	3,601	(88)	1,024	4,986	(79)
Adjusted EBITDA [1]	2,478	4,993	(50)	3,899	7,608	(49)
Diluted net earnings per share	0.89	6.51	(86)	2.03	8.99	(77)
Adjusted net earnings per share [1]	2.53	5.85	(57)	3.63	8.53	(57)
Cash provided by operating activities	2,243	2,558	(12)	1,385	2,496	(45)
Cash used in investing activities	(858)	(517)	66	(1,552)	(974)	59
Cash used for dividends and share repurchases [2]	(413)	(1,228)	(66)	(1,556)	(2,127)	(27)
1 These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section. 2 This is a supplementary financial measure. See the “Other Financial Measures” section.

Net earnings and adjusted EBITDA decreased in the second quarter and first half of 2023 compared to the same periods in 2022, mainly due to lower net realized selling prices in all segments, weaker offshore Potash sales volumes, and lower Retail gross margin for crop nutrients and crop protection products. This was partially offset by decreased cost of goods sold from lower natural gas and royalty costs, lower provincial mining taxes, and higher sales volumes in Nitrogen and Retail crop nutrients. In the second quarter of 2023, we recorded a non-cash impairment of $465 million primarily related to our South American Retail goodwill and $233 million related to our White Springs property, plant and equipment, which impacted net earnings. The decrease in cash provided by operating activities in the second quarter and first half compared to the same periods in 2022 was primarily due to lower earnings across all segments.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and six months ended June 30, 2023 to the results for the three and six months ended June 30, 2022, unless otherwise noted.

 Nutrien Ag Solutions (“Retail”)

	Three Months Ended June 30
(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022
Sales

Crop nutrients	3,986	4,548	(12)	629	911	(31)	16	20

Crop protection products	3,070	2,983	3	673	805	(16)	22	27

Seed	1,428	1,269	13	265	283	(6)	19	22

Merchandise	273	280	(3)	47	51	(8)	17	18

Nutrien Financial	122	91	34	122	91	34	100	100

Services and other	308	310	(1)	254	258	(2)	82	83

Nutrien Financial elimination [1]	(59)	(59)	-	(59)	(59)	-	100	100
	9,128	9,422	(3)	1,931	2,340	(17)	21	25
Cost of goods sold	7,197	7,082	2
Gross margin	1,931	2,340	(17)
Expenses [2,3]	1,520	1,088	40
Earnings before finance costs and taxes (“EBIT”)	411	1,252	(67)
Depreciation and amortization	188	175	7
EBITDA	599	1,427	(58)
Adjustments [3]	468	-	n/m
Adjusted EBITDA	1,067	1,427	(25)
1 Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.
2 Includes selling expenses of $971 million (2022 – $1,013 million).
3 Includes impairment of assets of $465 million (2022 – nil). See Notes 2 and 3 to the interim financial statements.

	Six Months Ended June 30
(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022
Sales

Crop nutrients	5,321	6,135	(13)	770	1,203	(36)	14	20

Crop protection products	4,224	4,370	(3)	881	1,087	(19)	21	25

Seed	1,935	1,727	12	337	349	(3)	17	20

Merchandise	519	514	1	91	92	(1)	18	18

Nutrien Financial	179	140	28	179	140	28	100	100

Services and other	456	485	(6)	372	402	(7)	82	83

Nutrien Financial elimination	(84)	(88)	(5)	(84)	(88)	(5)	100	100
	12,550	13,283	(6)	2,546	3,185	(20)	20	24
Cost of goods sold	10,004	10,098	(1)
Gross margin	2,546	3,185	(20)
Expenses [1],[2]	2,350	1,843	28
EBIT	196	1,342	(85)
Depreciation and amortization	369	344	7
EBITDA	565	1,686	(66)
Adjustments [2]	468	(19)	n/m
Adjusted EBITDA	1,033	1,667	(38)
1 Includes selling expenses of $1,736 million (2022 – $1,735 million).
2 Includes impairment of assets of $465 million (2022 – nil). See Notes 2 and 3 to the interim financial statements.

•

Retail adjusted EBITDA was lower in the second quarter and first half of 2023 compared to the record levels achieved in 2022 primarily due to lower gross margin for both crop nutrients and crop protection products. Selling expenses declined in the second quarter of 2023 due to lower incentive payments, partially offset by increased expenses resulting from acquisitions completed in 2022 and inflation. We recognized a $465 million non-cash impairment primarily to goodwill relating to our South American Retail assets in the second quarter of 2023, mainly due to the impact of crop input price volatility, more moderate long-term growth assumptions, and higher interest rates.

•

Crop nutrients sales decreased in the second quarter and first half of 2023 primarily due to lower selling prices across all regions compared to the exceptionally strong periods in 2022. While crop nutrients margins and gross margin per tonne decreased compared to the same periods, we continued to see growth in proprietary nutritional products and US crop nutrient margins increased significantly compared to the first quarter of 2023 as we worked through high-cost inventory. Sales volumes increased for both the second quarter and first half compared to the prior year, supported by higher planted acreage and a return to more normalized application rates in North America. Dry conditions across the US Midwest in May and early June of 2023 impacted some late season application of nitrogen products.

•

Crop protection products sales were marginally higher in the second quarter of 2023, but down during the first half of the year due to decreased prices for certain commodity products compared to the historically strong comparable period in 2022. This also impacted gross margin in the second quarter and first half in addition to the impact of selling through higher cost inventory. Dry conditions in the US Midwest impacted demand for certain crop protection products during the second quarter.

•

Seed sales increased in the second quarter and first half of 2023 primarily due to increased corn sales in the US Corn Belt and Southern states. Gross margin for the same periods decreased mainly due to competitive pricing pressures.

•

Nutrien Financial sales increased in the second quarter and first half of 2023 due to higher utilization of our financing offerings in the US as well as the launch of our digitally-enabled financing program in Australia, called NPay.

 Potash

	Three Months Ended June 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

North America	469	680	(31)	1,226	933	31	383	729	(47)

Offshore	540	1,988	(73)	2,156	2,776	(22)	250	716	(65)

	1,009	2,668	(62)	3,382	3,709	(9)	298	719	(59)

Cost of goods sold	353	399	(12)				104	107	(3)

Gross margin – total	656	2,269	(71)				194	612	(68)
Expenses [1]	117	372	(69)	Depreciation and amortization			34	35	(3)

EBIT	539	1,897	(72)	Gross margin excluding depreciation
Depreciation and amortization	115	130	(12)	and amortization – manufactured [2]			228	647	(65)

EBITDA / Adjusted EBITDA	654	2,027	(68)	Potash controllable cash cost of
				product manufactured [2]			60	52	15

 1  Includes provincial mining taxes of $104 million (2022 – $362 million).

 2  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

	Six Months Ended June 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

North America	812	1,513	(46)	2,080	2,151	(3)	391	703	(44)

Offshore	1,199	3,005	(60)	3,938	4,601	(14)	304	653	(53)

	2,011	4,518	(55)	6,018	6,752	(11)	334	669	(50)

Cost of goods sold	658	704	(7)				109	104	5

Gross margin – total	1,353	3,814	(65)				225	565	(60)
Expenses [1]	235	623	(62)	Depreciation and amortization			35	36	(2)

EBIT	1,118	3,191	(65)	Gross margin excluding depreciation
Depreciation and amortization	212	242	(12)	and amortization – manufactured			260	601	(57)

EBITDA / Adjusted EBITDA	1,330	3,433	(61)	Potash controllable cash cost of
				product manufactured			61	51	20

 1  Includes provincial mining taxes of $223 million (2022 – $611 million).

•

Potash adjusted EBITDA declined in the second quarter and first half of 2023 due to lower net realized selling prices and offshore sales volumes. Nutrien is indefinitely pausing the ramp-up of its annual potash production capability to 18 million tonnes in response to market conditions, following the completion of in-flight projects in the second half of 2023.

•

Sales volumes in North America were the highest second quarter on record. Offshore sales volumes declined in the second quarter and first half 2023 due to reduced shipments to customers in Asia, partially offset by record first half Canpotex sales volumes to Brazil.

•

Net realized selling price decreased in the second quarter and first half of 2023 compared to the historically strong periods in 2022, due to a decline in benchmark prices and higher logistics costs related to an outage at Canpotex’s Portland port facility.

•

Cost of goods sold per tonne decreased in the second quarter of 2023 primarily due to lower royalties. First half cost of goods sold per tonne was higher primarily due to lower production volumes and increased maintenance activities.

Canpotex Sales by Market

(percentage of sales volumes, except as otherwise noted)	Three Months Ended June 30			Six Months Ended June 30
	2023	2022	Change	2023	2022	Change
Latin America	55	40	15	46	36	10
Other Asian markets [1]	19	28	(9)	28	35	(7)
Other markets	10	11	(1)	12	11	1
India	10	9	1	6	6	-
China	6	12	(6)	8	12	(4)
	100	100		100	100

 1  All Asian markets except China and India.

 Nitrogen

	Three Months Ended June 30

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

Ammonia	332	743	(55)	681	643	6	488	1,157	(58)

Urea and ESN® [1]	450	678	(34)	952	894	6	472	757	(38)

Solutions, nitrates and sulfates	333	536	(38)	1,312	1,142	15	254	469	(46)

	1,115	1,957	(43)	2,945	2,679	10	379	730	(48)

Cost of goods sold [1]	697	911	(23)				237	339	(30)

Gross margin – manufactured	418	1,046	(60)				142	391	(64)

Gross margin – other [1,2]	(19)	12	n/m	Depreciation and amortization [1]			55	52	6

Gross margin – total	399	1,058	(62)	Gross margin excluding depreciation
(Income) expenses [3]	(8)	(43)	(81)	and amortization – manufactured [4]			197	443	(56)

EBIT	407	1,101	(63)	Ammonia controllable cash cost of
Depreciation and amortization	162	139	17	product manufactured [4]			55	58	(5)

EBITDA / Adjusted EBITDA	569	1,240	(54)

 1  Certain immaterial 2022 figures have been reclassified.

 2  Includes other nitrogen and purchased products and comprises net sales of $101 million (2022 – $272 million) less cost of goods sold of $120 million (2022 – $260 million).

 3  Includes earnings from equity-accounted investees of $31 million (2022 – $76 million).

 4  These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

	Six Months Ended June 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

Ammonia	717	1,303	(45)	1,215	1,238	(2)	591	1,052	(44)

Urea and ESN® [1]	911	1,193	(24)	1,699	1,545	10	536	772	(31)

Solutions, nitrates and sulfates	666	975	(32)	2,388	2,221	8	279	439	(36)

	2,294	3,471	(34)	5,302	5,004	6	433	693	(38)

Cost of goods sold [1]	1,345	1,583	(15)				254	316	(20)

Gross margin – manufactured	949	1,888	(50)				179	377	(53)

Gross margin – other [1,2]	(9)	30	n/m	Depreciation and amortization			56	52	7

Gross margin – total	940	1,918	(51)	Gross margin excluding depreciation
(Income) expenses [3]	(9)	(55)	(84)	and amortization – manufactured			235	429	(45)

EBIT	949	1,973	(52)	Ammonia controllable cash cost of
Depreciation and amortization	296	262	13	product manufactured			59	57	4

EBITDA / Adjusted EBITDA	1,245	2,235	(44)

 1  Certain immaterial 2022 figures have been reclassified.

 2  Includes other nitrogen and purchased products and comprises net sales of $234 million (2022 – $499 million) less cost of goods sold of $243 million (2022 – $469 million).

 3  Includes earnings from equity-accounted investees of $61 million (2022 – $113 million).

•

Nitrogen adjusted EBITDA decreased in the second quarter and first half of 2023 due to lower net realized selling prices for all major nitrogen products, which more than offset higher sales volumes and lower natural gas costs. During the second quarter of 2023 our ammonia operating rate decreased to 85 percent[1], primarily due to increased turnaround activity. Nutrien is suspending work on its proposed 1.2 million tonne Geismar clean ammonia project due to an increase in expected capital costs compared to our initial estimates and continued uncertainty on the timing of emerging uses for clean ammonia. We are also deferring the timing of expenditures on select Nitrogen brownfield expansions as we prioritize capital and provide flexibility on future allocation alternatives.

•

Sales volumes were higher in the second quarter and first half of 2023 primarily due to increased demand for nitrates and sulfates and strong spring seasonal demand for Urea and ESN®, which more than offset lower ammonia production in Trinidad caused by natural gas curtailments and additional turnaround activity at our North American plants.

•

Net realized selling price in the second quarter and first half of 2023 was lower for all major nitrogen products primarily due to weaker benchmark prices resulting from lower energy prices in key nitrogen producing regions.

•

Cost of goods sold per tonne decreased in the second quarter and first half of 2023 primarily due to lower natural gas costs. Ammonia controllable cash cost of product manufactured increased for the first half mainly due to higher input costs and lower production.

Natural Gas Prices in Cost of Production

	Three Months Ended June 30			Six Months Ended June 30
(US dollars per MMBtu, except as otherwise noted)	2023	2022	% Change	2023	2022	% Change
Overall gas cost excluding realized derivative impact	2.76	8.54	(68)	3.85	7.72	(50)
Realized derivative impact	(0.02)	(0.06)	(67)	(0.01)	(0.04)	(75)

Overall gas cost	2.74	8.48	(68)	3.84	7.68	(50)

Average NYMEX	2.10	7.17	(71)	2.76	6.06	(54)

Average AECO	1.74	4.95	(65)	2.47	4.28	(42)

•

Natural gas prices in our cost of production decreased in the second quarter and first half of 2023 as a result of lower North American gas index prices and decreased natural gas costs in Trinidad, where our natural gas prices are linked to ammonia benchmark prices.

1. Excludes Trinidad and Joffre.

 Phosphate

	Three Months Ended June 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

Fertilizer	254	325	(22)	426	366	16	595	888	(33)

Industrial and feed	176	189	(7)	160	190	(16)	1,100	996	10

	430	514	(16)	586	556	5	732	925	(21)

Cost of goods sold	377	352	7				643	634	1

Gross margin – manufactured	53	162	(67)				89	291	(69)

Gross margin – other [1]	(4)	(6)	(33)	Depreciation and amortization			121	74	64

Gross margin – total	49	156	(69)	Gross margin excluding depreciation
Expenses (income) [2]	240	(437)	n/m	and amortization – manufactured [3]			210	365	(42)

EBIT	(191)	593	n/m
Depreciation and amortization	71	41	73

EBITDA	(120)	634	n/m
Adjustments [2]	233	(450)	n/m

Adjusted EBITDA	113	184	(39)

 1  Includes other phosphate and purchased products and comprises net sales of $72 million (2022 – $76 million) less cost of goods sold of $76 million (2022 – $82 million).

 2  Includes impairment of assets of $233 million (2022 - reversal of impairment of assets of $(450) million). See Notes 2 and 3 to the interim financial statements.

 3  This is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section.

	Six Months Ended June 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

Fertilizer	518	718	(28)	814	826	(1)	636	869	(27)

Industrial and feed	358	359	-	320	381	(16)	1,118	943	19

	876	1,077	(19)	1,134	1,207	(6)	772	892	(13)

Cost of goods sold	734	712	3				647	589	10

Gross margin – manufactured	142	365	(61)				125	303	(59)

Gross margin – other [1]	(6)	(2)	200	Depreciation and amortization			122	68	79

Gross margin – total	136	363	(63)	Gross margin excluding depreciation
Expenses (income) [2]	257	(428)	n/m	and amortization – manufactured			247	371	(33)

EBIT	(121)	791	n/m
Depreciation and amortization	138	82	68

EBITDA	17	873	(98)
Adjustments [2]	233	(450)	n/m

Adjusted EBITDA	250	423	(41)

 1  Includes other phosphate and purchased products and comprises net sales of $140 million (2022 – $148 million) less cost of goods sold of $146 million (2022 – $150 million).

 2  Includes impairment of assets of $233 million (2022 - reversal of impairment of assets of $(450) million). See Notes 2 and 3 to the interim financial statements.

•

Phosphate adjusted EBITDA decreased in the second quarter and first half of 2023 due to lower net realized prices for fertilizer products. We recognized a $233 million non-cash impairment of our White Springs property, plant and equipment during the second quarter of 2023, while we had an impairment reversal for our Aurora property, plant and equipment of $450 million in the same period in 2022. This impairment and reversal of impairment reflects the volatility of forecasted phosphate margins. We have completed our planned turnarounds, continue to focus on reliability initiatives, and expect operating rates to increase through the remainder of 2023.

•

Sales volumes increased in the second quarter of 2023 due to increased demand for dry phosphate fertilizer. First half sales volumes were lower than the previous year primarily due to lower production impacting our industrial and feed sales.

•

Net realized selling price decreased in the second quarter and first half of 2023 due to lower fertilizer net realized selling prices, partially offset by increases to industrial net realized selling prices, which reflects the typical lag in industrial price realizations relative to spot fertilizer prices.

•

Cost of goods sold per tonne increased in the second quarter and first half due to higher depreciation from impairment reversals in 2022 and lower production, partially offset by lower ammonia and sulfur costs.

 Corporate and Others

	Three Months Ended June 30			Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2023	2022	% Change	2023	2022	% Change
Selling expense recovery	(2)	(2)	-	(4)	(4)	-
General and administrative expenses	88	77	14	172	147	17
Share-based compensation (recovery) expense	(64)	(52)	23	(49)	83	n/m
Other expenses	151	48	215	70	101	(31)
EBIT	(173)	(71)	144	(189)	(327)	(42)
Depreciation and amortization	20	20	-	37	36	3
EBITDA	(153)	(51)	200	(152)	(291)	(48)
Adjustments [1]	93	(7)	n/m	79	167	(53)
Adjusted EBITDA	(60)	(58)	3	(73)	(124)	(41)

 1  See Note 2 to the interim financial statements. Includes loss on Blue Chip Swaps of $92 million for the three and six months ended June 30 (2022 - nil).

•

Share-based compensation recovery was higher in the second quarter of 2023 compared to the same period in 2022 due to a larger decrease in the fair value of our share-based awards. The fair value takes into consideration several factors such as our share price movement, our performance relative to our peer group and return on our invested capital. We recorded a recovery in the first half of 2023 due to a decrease in the fair value of these awards compared to an expense for the comparative period in 2022 reflecting the increase in fair value.

•

Other expenses were higher in the second quarter compared to the same period in 2022 due to a $92 million loss on Blue Chip Swaps incurred through trade transactions to remit cash from Argentina. The loss is a result of the significant divergence between the Blue Chip Swap market exchange rate and the official Argentinian Central Bank rate. The first half of 2023 also included an $80 million gain from amendments to our other post-retirement benefit plans, which resulted from design plan changes.

 Eliminations

•

Eliminations are not part of the Corporate and Others segment. The recovery of gross margin between operating segments of $131 million for the second quarter of 2023 was lower than the recovery of $176 million in the same period of 2022 as crop input selling prices and margins related to our intersegment sales decreased. For the first half of 2023, there was a recovery of $104 million compared to an elimination of $(24) million in the same period in 2022. This variance is due to the timing of release of intersegment inventories held by our Retail segment.

Finance Costs, Income Taxes and Other Comprehensive Income

(millions of US dollars, except as otherwise noted)	Three Months Ended June 30			Six Months Ended June 30
	2023	2022	% Change	2023	2022	% Change
Finance costs	204	130	57	374	239	56
Income tax expense	476	1,214	(61)	669	1,719	(61)
Other comprehensive income (loss)	68	(242)	n/m	70	(66)	n/m

•

Finance costs were higher in the second quarter of 2023 compared to the same period in 2022 mainly due to higher interest on short-term debt from increased commercial paper interest rates and a higher average balance in our short-term and long-term debt.

•

Income tax expense was lower in the second quarter and first half of 2023 as a result of lower earnings compared to the same periods in 2022. The effective tax rates for the second quarter and first half of 2023 were 51 percent and 40 percent compared to 25 percent for both comparative periods in 2022. The increase in effective tax rates was a result of the impacts of the impairments, the loss on Blue Chip Swaps and a change in recognition of deferred income taxes in 2023.

•

Other comprehensive income was higher primarily driven by changes in the currency translation of our foreign operations. In the second quarter and first half of 2023, we had gains on foreign currency translation of our Retail foreign operations mainly due to the appreciation of the Brazilian and Canadian currencies relative to the US dollar. For the comparative periods in 2022, we had losses mainly due to the depreciation of the Australian and Canadian currencies relative to the US dollar.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We continued to manage our capital in accordance with our capital allocation strategy. We believe that our internally generated cash flow, supplemented by available borrowings under new or existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements for the foreseeable future. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Sources and Uses of Cash

(millions of US dollars, except as otherwise noted)	Three Months Ended June 30			Six Months Ended June 30
	2023	2022	% Change	2023	2022	% Change

Cash provided by operating activities	2,243	2,558	(12)	1,385	2,496	(45)

Cash used in investing activities	(858)	(517)	66	(1,552)	(974)	59

Cash (used in) provided by financing activities	(2,124)	(1,878)	13	5	(1,290)	n/m

Effect of exchange rate changes on cash and cash equivalents	3	(29)	n/m	(2)	(20)	(90)

(Decrease) increase in cash and cash equivalents	(736)	134	n/m	(164)	212	n/m

Cash provided by operating activities

• Cash provided by operating activities in the second quarter and first half of 2023 was lower compared to the same periods in 2022 primarily due to lower net realized selling prices across all segments compared to historically strong benchmark prices in 2022.

Cash used in investing activities

• Cash used in investing activities in the second quarter and first half of 2023 was higher compared to the same periods in 2022 mainly due to increased maintenance and turnaround activities as we continue to prioritize sustaining our assets to maintain safe and reliable operations. We also had higher investing capital expenditures to expand current operations and support operational efficiencies.

Cash (used in) provided by financing activities

• Cash used in financing activities in the second quarter of 2023 was higher compared to the same period in 2022 due to the repayment of the $500 million notes at maturity and higher short-term debt repayments, partially offset by lower share repurchases.

• Cash provided by financing activities in the first half of 2023 was due to the issuance of $1,500 million of notes in the first quarter of 2023 and proceeds from short-term debt which were partially offset by the repayment of the $500 million notes at maturity and share repurchases. Cash used in financing activities in the first half of 2022 was primarily due to significant share repurchases slightly offset by proceeds from short-term debt.

Financial Condition Review

The following balance sheet categories contain variances that are considered material:

	As at
(millions of US dollars, except as otherwise noted)	June 30, 2023	December 31, 2022	$ Change	% Change

Assets

Receivables	8,595	6,194	2,401	39

Inventories	6,062	7,632	(1,570)	(21)

Prepaid expenses and other current assets	602	1,615	(1,013)	(63)

Goodwill	12,077	12,368	(291)	(2)

Liabilities and Equity

Short-term debt	2,922	2,142	780	36

Current portion of long-term debt	44	542	(498)	(92)

Payables and accrued charges	9,470	11,291	(1,821)	(16)

Long-term debt	9,498	8,040	1,458	18

Share capital	13,835	14,172	(337)	(2)

•

Receivables increased primarily due to the seasonality of Retail sales and a strategic extension of credit terms to our Retail customers. This was partially offset by lower receivables in our Potash and Nitrogen segments as selling prices decreased from the historically strong period in 2022.

•

Inventories decreased due to seasonal Retail sales. Generally, we build up our inventory levels in North America at year-end in preparation for the next year’s upcoming planting and application seasons.

•

Prepaid expenses and other current assets decreased due to the seasonal drawdown of prepaid inventories (primarily seed and crop protection products) during the spring planting and application seasons in North America.

•

Goodwill decreased due to the goodwill impairment related to our Retail - South America group of cash generating units (“CGUs”), partially offset by an increase in goodwill recognized from recent acquisitions.

•	Short-term debt increased due to additional commercial paper issuances for our seasonal working capital requirements.

•	Current portion of long-term debt decreased due to the repayment of $500 million of notes at maturity in the second quarter of 2023.

•

Payables and accrued charges decreased primarily as a result of lower customer prepayments in North America as Retail customers took delivery of prepaid sales. This also decreased from income tax payments made in the first half of 2023 related to the 2022 tax balance.

•	Long-term debt increased due to the issuance of $1,500 million of notes in the first quarter of 2023.

•	Share capital decreased primarily as a result of shares repurchased in first half of 2023 under our normal course issuer bid programs.

Capital Structure and Management

Principal Debt Instruments

As part of the normal course of business, we closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We were in compliance with our debt covenants and did not have any changes to our credit ratings in the six months ended June 30, 2023.

	As at June 30, 2023

(millions of US dollars, except as otherwise noted)			Outstanding and Committed
	Rate of Interest (%)	Total Facility Limit	Short-Term Debt	Long-Term Debt
Credit facilities

Unsecured revolving term credit facility	n/a	4,500	-	-

Unsecured revolving term credit facility	n/a	2,000	-	-

Uncommitted revolving demand facility	n/a	1,000	-	-

Other credit facilities		1,310
South America [1]	1.2 - 23.1		588	151
Australia	5.1		100	-
Other	4.1		89	3
Commercial paper	5.4 - 5.8		2,038	-
Other short-term and long-term debt	n/a		107	2

Total			2,922	156

1 Our credit facilities are either denominated in local currency or US dollars. The range of interest rates for South America excludes our local currency denominated Argentina facility with an interest rate of 92.4 percent and a minimal outstanding balance as at June 30, 2023.

The amount available under the commercial paper program is limited to the undrawn availability of backup funds under the $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

Our long-term debt consists primarily of notes and debentures. See the “Capital Structure and Management” section of our 2022 Annual Report for information on balances, rates and maturities for our notes and debentures. During the first six months of 2023, we issued notes of $1,500 million and repaid the $500 million 1.900 percent notes upon maturity on May 13, 2023. See Note 8 to the interim financial statements.

Outstanding Share Data

As at August 1, 2023

Common shares	494,508,425
Options to purchase common shares	3,327,351

For more information on our capital structure and management, see Note 24 to our 2022 annual consolidated financial statements.

Quarterly Results

(millions of US dollars, except as otherwise noted)	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021

Sales	11,654	6,107	7,533	8,188	14,506	7,657	7,267	6,024

Net earnings	448	576	1,118	1,583	3,601	1,385	1,207	726

Net earnings attributable to equity holders of Nutrien	440	571	1,112	1,577	3,593	1,378	1,201	717

Net earnings per share attributable to equity holders of Nutrien

Basic	0.89	1.14	2.15	2.95	6.53	2.49	2.11	1.26

Diluted	0.89	1.14	2.15	2.94	6.51	2.49	2.11	1.25

Seasonality in our business results from increased demand for products during the planting season. Crop input sales are generally higher in the spring and fall application seasons. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets, and trade payables. Our short-term debt also fluctuates during the year to meet working capital requirements. Crop input inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Our earnings are significantly affected by fertilizer benchmark prices, which have been volatile over the last two years and are affected by demand-supply conditions, grower affordability and weather.

In the second quarter of 2023, we recorded non-cash impairment of assets totaling to $698 million. This is comprised of an impairment of our Phosphate White Springs property, plant and equipment of $233 million and an impairment of our South American Retail assets of $465 million primarily related to goodwill. In the second and third quarters of 2022, earnings were impacted by $450 million and $330 million non-cash impairment reversals at Aurora and White Springs CGUs, respectively, of property, plant and equipment in the Phosphate segment. The impairments and reversal of impairments in our Phosphate segment reflect the volatility of forecasted phosphate margins while the impairment related to the Retail South America group of CGUs is mainly due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates. In the fourth quarter of 2021, earnings were impacted by a $142 million loss resulting from the early extinguishment of long-term debt.

Critical Accounting Estimates

Our significant accounting policies are disclosed in our 2022 Annual Report. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board. Our critical accounting estimates are discussed on page 65 of our 2022 Annual Report. Other than the critical accounting estimates discussed below, there were no material changes in the three or six months ended June 30, 2023 to our critical accounting estimates.

Impairment of Assets

Long-Lived Asset Impairment and Reversals

During the three and six months ended June 30, 2023, we identified an impairment trigger for our Phosphate CGUs, White Springs and Aurora, primarily as a result of the decrease in our forecasted phosphate margins. As a result of the impairment analysis, we recorded an impairment of property, plant and equipment amounting to $233 million at our White Springs CGU as the recoverable amount was less than its carrying value. The White Springs CGU has a shorter expected mine life and is therefore more sensitive to changes in short and medium-term forecasted phosphate margins. We determined there was no impairment for our Aurora CGU. Refer to Note 3 to the interim financial statements for additional information.

The following table highlights sensitivities to the recoverable amounts which could result in additional impairment losses or reversals of the previously recorded losses (relating to the White Springs CGU). The sensitivities have been calculated independently of changes in other key variables. Dollar amounts are in millions, except as otherwise noted.

			Change to Recoverable Amount ($)
Key Assumptions as at June 30, 2023	Change in Assumption		White Springs		Aurora

Forecasted EBITDA over forecast period ($)	+ / -	5.0 percent	+ / -	40	+ / -	220

Pre-tax discount rate (%)	+ / -	1.0 percent	- / +	20	n/a	n/a

Post-tax discount rate (%)	+ / -	1.0 percent	n/a	n/a	- / +	190

Long-term growth rate (%)	+ / -	1.0 percent	n/a	n/a	+ / -	110

Goodwill and Intangible Assets Impairment

Recent acquisitions in Brazil resulted in goodwill being recognized for our Retail – South America group of CGUs. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate and we anticipate not meeting our forecasts. During the three and six months ended June 30, 2023, we revised our forecasted EBITDA for the Retail – South America group of CGUs which triggered an impairment analysis. Due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates, we have lowered our product margin expectations and deferred certain of our planned strategic investments. As a result, this reduced our forecasted earnings and growth. As at June 30, 2023, the Retail – South America group of CGUs recoverable amount was lower than its carrying amount. As a result, we fully impaired goodwill of $422 million and recorded a $43 million impairment of intangible assets for a total of $465 million for the Retail – South America group of CGUs. Refer to Note 3 to the interim financial statements for additional information.

The following table highlights sensitivities to the recoverable amount which could have resulted in additional impairment against the carrying amount of intangible assets and property, plant and equipment. The sensitivities have been calculated independently of changes in other key variables. Dollar amounts are in millions, except as otherwise noted.

Key Assumptions	Change in Key Assumption		Decrease to Recoverable Amount ($)

Terminal growth rate (%)	-	1.0 percent	50

Forecasted EBITDA over forecast period ($)	-	5.0 percent	100

Discount rate (%)	+	1.0 percent	120

Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change in our internal control over financial reporting during the three months ended June 30, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Market Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s revised 2023 full-year guidance, including expectations regarding our adjusted net earnings per share and adjusted EBITDA (consolidated and by segment), Potash sales tonnes, Nitrogen sales tonnes, depreciation and amortization and effective tax rate on adjusted earnings; our expectations for annual potash capability and ability to adjust operations according to market demand; our projections for cash from operations; expectations regarding our growth and capital allocation intentions and strategies, including our forecasts relating to goodwill impairment; expectations and forecasts relating to our Aurora and White Springs CGUs and the reversals and impairments (as applicable) associated therewith; our advancement of strategic growth initiatives; capital spending expectations for 2023 and beyond, including expectations for lower capital expenditures and reduced expenses; expectations regarding Retail inventory levels in North America; expectations regarding performance of our operating segments in 2023, including our plans to ramp up production and the anticipated effects of the strike at the Port of Vancouver; our operating segment market outlooks and our expectations for market conditions and fundamentals in 2023 and beyond, and the anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, grower crop investment, crop mix, production volumes and expenses, shipments, consumption, prices, operating rates and the impact of seasonality, including drought conditions, import and export volumes, economic sanctions, operating rates, inventories, exports, crop development, natural gas curtailments and the war between Ukraine and Russia; the negotiation of sales contracts; timing and impacts of plant turnarounds; acquisitions and divestitures and the anticipated benefits thereof; and expectations in connection with our ability to deliver long-term returns to shareholders. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and to realize the expected synergies on the anticipated timeline or at all; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, product availability, shipments, consumption, weather conditions, supplier agreements, availability, inventory levels, exports, crop development and cost of labor and interest, exchange and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2023 and in the future; our expectations for fertilizer prices to stabilize near mid-cycle values in 2023; assumptions related to our Retail South America group of CGUs goodwill and intangible asset impairment; assumptions related to the calculation of recoverable amount of our Aurora and White Springs CGUs, including internal sales and input price forecasts, discount rate, long-term growth rate and end of expected mine life; assumptions with respect to our intention to complete share repurchases under our normal course issuer bid programs, including the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies; expectations relating to the effects of the strike at the Port of Vancouver; our expectations regarding the impacts, direct and indirect, of the war between Ukraine and Russia on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; our ability to successfully negotiate sales and other contracts; and our ability to successfully implement new initiatives and programs.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; the risk that rising interest rates and/or deteriorated business operating results may result in the further impairment of assets or goodwill attributed to certain of our cash generating units; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; the war between Ukraine and Russia and its potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC in the United States.

The purpose of our 2023 adjusted net earnings per share and adjusted EBITDA (consolidated and by segment), capital expenditures, operating expenses, cash provided by operations, depreciation and amortization and effective tax rate on adjusted earnings guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms & Definitions” section of our 2022 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

Appendix A - Selected Additional Financial Data

Selected Retail Measures	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022

Proprietary products gross margin (millions of US dollars)

Crop nutrients	214	197	268	241

Crop protection products	253	317	327	428

Seed	113	126	143	152

Merchandise	3	3	6	6

All products	583	643	744	827

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	34	22	35	20

Crop protection products	38	39	37	39

Seed	42	46	42	44

Merchandise	7	6	7	6

All products	30	28	29	26

Crop nutrients sales volumes (tonnes – thousands)

North America	4,599	3,978	5,794	5,220

International	1,133	1,017	1,977	1,950

Total	5,732	4,995	7,771	7,170

Crop nutrients selling price per tonne

North America	735	940	736	923

International	536	795	535	676

Total	695	911	685	856

Crop nutrients gross margin per tonne

North America	131	202	123	198

International	26	105	29	86

Total	110	182	99	168

Financial performance measures			2023	2022

Retail adjusted EBITDA margin (%) [1,2]			8	12

Retail adjusted EBITDA per US selling location (thousands of US dollars) [1,2,3]			1,516	1,897

Retail adjusted average working capital to sales (%) [1,4]			20	15

Retail adjusted average working capital to sales excluding Nutrien Financial (%) [1,4]			3	1

Nutrien Financial adjusted net interest margin (%) [1,4]			6.6	7.0

Retail cash operating coverage ratio (%) [1,4]			64	54

  1   Rolling four quarters ended June 30, 2023 and 2022.

  2   These are supplementary financial measures. See the “Other Financial Measures” section.

  3   Excluding acquisitions.

  4   These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

Nutrien Financial	As at June 30, 2023							As at December 31, 2022

(millions of US dollars)	Current	<31 Days Past Due	31–90 Days Past Due	>90 Days Past Due	Gross Receivables	Allowance [1]	Net Receivables	Net Receivables

North America	3,648	194	54	109	4,005	(43)	3,962	2,007
International	644	53	20	47	764	(10)	754	662
Nutrien Financial receivables	4,292	247	74	156	4,769	(53)	4,716	2,669
1 Bad debt expense on the above receivables for the six months ended June 30, 2023 was $30 million (2022 – $8 million) in the Retail segment.

Selected Nitrogen Measures	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Sales volumes (tonnes – thousands)

Fertilizer [1]	1,866	1,537	3,114	2,690

Industrial and feed	1,079	1,142	2,188	2,314
Net sales (millions of US dollars)

Fertilizer [1]	826	1,197	1,507	2,023

Industrial and feed	289	760	787	1,448
Net selling price per tonne

Fertilizer [1]	443	777	484	751

Industrial and feed	267	666	360	626
1 Certain immaterial 2022 figures have been reclassified.

Production Measures	Three Months Ended June 30		Six Months Ended June 30
	2023	2022	2023	2022
Potash production (Product tonnes – thousands)	3,237	3,621	6,325	7,324
Potash shutdown weeks [1]	1	5	5	5
Ammonia production – total [2]	1,249	1,473	2,680	2,876
Ammonia production – adjusted [2,3]	931	1,048	1,968	2,006
Ammonia operating rate (%) [3]	85	96	90	92
P2O5 production (P2O5 tonnes – thousands)	331	350	672	728
P2O5 operating rate (%)	78	82	80	86

1   Represents weeks of full production shutdown, including inventory adjustments and unplanned events, excluding the impact of any periods of reduced operating rates, planned routine annual maintenance shutdowns and announced workforce reductions.

2   All figures are provided on a gross production basis in thousands of product tonnes.

3   Excludes Trinidad and Joffre.

Appendix B - Non-IFRS Financial Measures

We use both IFRS measures and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are financial measures disclosed by the Company that (a) depict historical or expected future financial performance, financial position or cash flow of the Company, (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the Company, (c) are not disclosed in the financial statements of the Company and (d) are not a ratio, fraction, percentage or similar representation. Non-IFRS ratios are financial measures disclosed by the Company that are in the form of a ratio, fraction, percentage or similar representation that has a non-IFRS financial measure as one or more of its components, and that are not disclosed in the financial statements of the Company.

These non-IFRS financial measures and non-IFRS ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-IFRS financial measures and non-IFRS ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures and non-IFRS ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures and non-IFRS ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures and non-IFRS ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and certain foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses, gain or loss on disposal of certain businesses and investments, asset retirement obligations (“ARO”) and accrued environmental costs (“ERL”) related to our non-operating sites, and loss on remitting cash from certain foreign jurisdictions (e.g. Blue Chip Swaps). In 2023, we amended our calculation of adjusted EBITDA to adjust for the asset retirement obligations and accrued environmental costs related to our non-operating sites and the loss on remitting cash from certain foreign jurisdictions. We do not consider these to be part of our day-to-day operations. There were no similar income and expense in the comparative periods.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations, and as a component of employee remuneration calculations.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars)	2023	2022	2023	2022

Net earnings	448	3,601	1,024	4,986

Finance costs	204	130	374	239

Income tax expense	476	1,214	669	1,719

Depreciation and amortization	556	505	1,052	966

EBITDA [1]	1,684	5,450	3,119	7,910

Share-based compensation (recovery) expense	(64)	(52)	(49)	83

Foreign exchange loss, net of related derivatives	52	31	18	56

Integration and restructuring related costs	10	11	15	20

Impairment (reversal of impairment) of assets	698	(450)	698	(450)

COVID-19 related expenses [2]	-	3	-	8

Gain on disposal of investment	-	-	-	(19)

ARO/ERL expense for non-operating sites [3]	6	-	6	-

Loss on Blue Chip Swaps	92	-	92	-
Adjusted EBITDA	2,478	4,993	3,899	7,608

1   EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.

2   COVID-19 related expenses primarily consist of increased cleaning and sanitization costs, the purchase of personal protective equipment, discretionary supplemental employee costs, and costs related to construction delays from access limitations and other government restrictions.

3   ARO/ERL refers to asset retirement obligations and accrued environmental costs.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and certain foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss on remitting cash from certain foreign jurisdictions (e.g. Blue Chip Swaps) and change in recognition of tax losses and deductible temporary differences related to impairments. In 2023, we amended our calculation of adjusted net earnings and adjusted net earnings per share to adjust for the asset retirement obligations and accrued environmental costs related to our non-operating sites the loss on remitting cash from certain foreign jurisdictions and the change in recognition of Retail – South America tax losses and deductible temporary differences. We do not consider these to be part of our day-to-day operations. There were no similar income and expense in the comparative periods. We generally apply the annual forecasted effective tax rate to our adjustments during the year and, at year-end, we apply the actual effective tax rate. If the effective tax rate is significantly different from our forecasted effective tax rate due to adjustments or discrete tax impacts, we apply a tax rate that excludes those items. For material adjustments, we apply a tax rate specific to the adjustment.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended June 30, 2023			Six Months Ended June 30, 2023
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		440	0.89		1,011	2.03
Adjustments:
Share-based compensation recovery	(64)	(49)	(0.11)	(49)	(37)	(0.08)
Foreign exchange loss, net of related derivatives	52	40	0.08	18	14	0.02
Integration and restructuring related costs	10	8	0.02	15	11	0.02
Impairment of assets	698	653	1.32	698	653	1.32
ARO/ERL expense for non-operating sites [1]	6	5	0.01	6	5	0.01
Loss on Blue Chip Swaps	92	92	0.19	92	92	0.18
Change in recognition of deferred tax assets	66	66	0.13	66	66	0.13

Adjusted net earnings		1,255	2.53		1,815	3.63
1 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

	Three Months Ended June 30, 2022			Six Months Ended June 30, 2022
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		3,593	6.51		4,971	8.99
Adjustments:
Share-based compensation (recovery) expense	(52)	(39)	(0.07)	83	62	0.11
Foreign exchange loss, net of related derivatives	31	23	0.04	56	42	0.07
Integration and restructuring related costs	11	8	0.01	20	15	0.02
Reversal of impairment of assets	(450)	(354)	(0.64)	(450)	(354)	(0.64)
COVID-19 related expenses	3	2	-	8	6	0.01
Gain on disposal of investment	-	-	-	(19)	(14)	(0.03)

Adjusted net earnings		3,233	5.85		4,728	8.53

Adjusted EBITDA (Consolidated) and Adjusted Net Earnings Per Share Guidance

Adjusted EBITDA and adjusted net earnings per share guidance are forward-looking non-IFRS financial measures. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed. Guidance for adjusted EBITDA and adjusted net earnings per share excludes certain items such as, but not limited to, the impacts of share-based compensation, certain foreign exchange gain/loss (net of related derivatives), integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss on remitting cash from certain foreign jurisdictions (e.g. Blue Chip Swaps) and the change in recognition of Retail – South America tax losses and deductible temporary differences.

Gross Margin Excluding Depreciation and Amortization Per Tonne - Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2023	2022	2023	2022
Total COGS – Potash	353	399	658	704
Change in inventory	(14)	(5)	26	72
Other adjustments [1]	(9)	(9)	(17)	(24)
COPM	330	385	667	752
Depreciation and amortization in COPM	(101)	(114)	(201)	(233)
Royalties in COPM	(26)	(63)	(57)	(108)
Natural gas costs and carbon taxes in COPM	(9)	(19)	(25)	(36)
Controllable cash COPM	194	189	384	375
Production tonnes (tonnes – thousands)	3,237	3,621	6,325	7,324
Potash controllable cash COPM per tonne	60	52	61	51
1 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Ammonia Controllable Cash COPM Per Tonne

Most directly comparable IFRS financial measure: Total manufactured COGS for the Nitrogen segment.

Definition: Total Nitrogen COGS excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2023	2022	2023	2022
Total Manufactured COGS – Nitrogen [1]	697	911	1,345	1,583
Total Other COGS – Nitrogen [1]	120	260	243	469
Total COGS – Nitrogen	817	1,171	1,588	2,052
Depreciation and amortization in COGS	(139)	(115)	(247)	(217)
Cash COGS for products other than ammonia	(513)	(748)	(984)	(1,272)
Ammonia
Total cash COGS before other adjustments	165	308	357	563
Other adjustments [2]	(66)	(78)	(134)	(114)
Total cash COPM	99	230	223	449
Natural gas and steam costs in COPM	(73)	(195)	(158)	(376)
Controllable cash COPM	26	35	65	73
Production tonnes (net tonnes [3] – thousands)	474	606	1,102	1,280
Ammonia controllable cash COPM per tonne	55	58	59	57

1  Certain immaterial 2022 figures have been reclassified.

2  Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

3  Ammonia tonnes available for sale, as not upgraded to other nitrogen products.

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working Capital to Sales Excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the sales and working capital of certain acquisitions during the first year following the acquisition. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling four quarters ended June 30, 2023
(millions of US dollars, except as otherwise noted)	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Average/Total
Current assets	11,262	11,668	13,000	11,983
Current liabilities	(5,889)	(8,708)	(8,980)	(8,246)
Working capital	5,373	2,960	4,020	3,737	4,023
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	5,373	2,960	4,020	3,737	4,023
Nutrien Financial working capital	(3,898)	(2,669)	(2,283)	(4,716)
Adjusted working capital excluding Nutrien Financial	1,475	291	1,737	(979)	631

Sales	3,980	4,087	3,422	9,128
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	3,980	4,087	3,422	9,128	20,617
Nutrien Financial revenue	(65)	(62)	(57)	(122)
Adjusted sales excluding Nutrien Financial	3,915	4,025	3,365	9,006	20,311

Adjusted average working capital to sales (%)					20
Adjusted average working capital to sales excluding Nutrien Financial (%)					3

	Rolling four quarters ended June 30, 2022
(millions of US dollars, except as otherwise noted)	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Average/Total
Current assets	8,945	9,924	12,392	12,487
Current liabilities	(5,062)	(7,828)	(9,223)	(9,177)
Working capital	3,883	2,096	3,169	3,310	3,115
Working capital from certain recent acquisitions	-	-	-	-
Adjusted working capital	3,883	2,096	3,169	3,310	3,115
Nutrien Financial working capital	(2,820)	(2,150)	(2,274)	(4,404)
Adjusted working capital excluding Nutrien Financial	1,063	(54)	895	(1,094)	203

Sales	3,347	3,878	3,861	9,422
Sales from certain recent acquisitions	-	-	-	-
Adjusted sales	3,347	3,878	3,861	9,422	20,508
Nutrien Financial revenue	(54)	(51)	(49)	(91)
Adjusted sales excluding Nutrien Financial	3,293	3,827	3,812	9,331	20,263

Adjusted average working capital to sales (%)					15
Adjusted average working capital to sales excluding Nutrien Financial (%)					1

Nutrien Financial Adjusted Net Interest Margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial net receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate the financial performance of Nutrien Financial.

	Rolling four quarters ended June 30, 2023

(millions of US dollars, except as otherwise noted)	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Total/Average
Nutrien Financial revenue	65	62	57	122
Deemed interest expense [1]	(12)	(11)	(20)	(39)
Net interest	53	51	37	83	224

Average Nutrien Financial net receivables	3,898	2,669	2,283	4,716	3,392
Nutrien Financial adjusted net interest margin (%)					6.6

	Rolling four quarters ended June 30, 2022

(millions of US dollars, except as otherwise noted)	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Total/Average
Nutrien Financial revenue	54	51	49	91
Deemed interest expense [1]	(10)	(12)	(6)	(12)
Net interest	44	39	43	79	205

Average Nutrien Financial net receivables	2,820	2,150	2,274	4,404	2,912
Nutrien Financial adjusted net interest margin (%)					7.0
1 Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended June 30, 2023
(millions of US dollars, except as otherwise noted)	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Total
Selling expenses	821	836	765	971	3,393
General and administrative expenses	50	51	50	55	206
Other expenses	19	1	15	29	64
Operating expenses	890	888	830	1,055	3,663
Depreciation and amortization in operating expenses	(204)	(198)	(179)	(185)	(766)
Operating expenses excluding depreciation and amortization	686	690	651	870	2,897

Gross margin	917	1,077	615	1,931	4,540
Depreciation and amortization in cost of goods sold	2	4	2	3	11
Gross margin excluding depreciation and amortization	919	1,081	617	1,934	4,551
Cash operating coverage ratio (%)					64

	Rolling four quarters ended June 30, 2022

(millions of US dollars, except as otherwise noted)	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Total
Selling expenses	746	848	722	1,013	3,329
General and administrative expenses	45	43	45	54	187
Other expenses (income)	17	20	(12)	21	46
Operating expenses	808	911	755	1,088	3,562
Depreciation and amortization in operating expenses	(180)	(173)	(167)	(171)	(691)
Operating expenses excluding depreciation and amortization	628	738	588	917	2,871

Gross margin	917	1,173	845	2,340	5,275
Depreciation and amortization in cost of goods sold	2	5	2	4	13
Gross margin excluding depreciation and amortization	919	1,178	847	2,344	5,288
Cash operating coverage ratio (%)					54

Appendix C – Other Financial Measures

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by the Company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Company, (b) are not disclosed in the financial statements of the Company, (c) are not non-IFRS financial measures, and (d) are not non-IFRS ratios.

The following section provides an explanation of the composition of those supplementary financial measures if not previously provided.

Retail adjusted EBITDA margin: Retail adjusted EBITDA divided by Retail sales for the last four rolling quarters.

Retail adjusted EBITDA per US selling location: Calculated as total Retail US adjusted EBITDA for the last four rolling quarters, representing the organic EBITDA component, which excludes acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations in those quarters.

Cash used for dividends and share repurchases (shareholder returns): Calculated as dividends paid to Nutrien’s shareholders plus repurchase of common shares as reflected in the condensed consolidated statements of cash flows. This measure is useful as it represents return of capital to shareholders.